Exhibit 99.1

Vision Marine Technologies Teams Up with Three-Time World Boat Racing Champion Shaun Torrente to Break Speed Barriers at Lake of the Ozarks

Montreal, Canada — August 21, 2023 — Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a global leader and innovator within the performance electric recreational boating industry, proudly announces its strategic collaboration with three-time boat racing world champion, Shaun Torrente. Building upon the successful breakthrough of the 109-mph speed barrier last year, Shaun Torrente, together with Alex Mongeon, CEO of Vision Marine, and Xavier Montagne, CTO of Vision Marine, and the visionary mastermind behind the E-Motion™ Electric Powertrain, are poised to further elevate speed records in an extraordinary event scheduled for August 26th & 27th, 2023.

The formidable partnership between racing legend Shaun Torrente and visionary innovator Vision Marine embodies the fusion of unmatched expertise and cutting-edge innovation. This dynamic trio’s relentless commitment to pushing boundaries will redefine the essence of speed and performance on water, raising the global standard for competitors.

Vision Marine, a publicly listed enterprise, is dedicated to transforming the recreational boating landscape by showcasing its E-Motion™ Technology prowess and pushing its electrical architecture to its limits. By merging Shaun Torrente’s unparalleled racing acumen with the groundbreaking electrical system designed by Xavier Montagne, Vision Marine aims to leave an indelible mark on the electric boating world.

Dedicated to revolutionizing recreational boating, Vision Marine combines Shaun Torrente’s exceptional racing prowess with Vision Marine’s pioneering technology, propelling Vision Marine’s E-Motion™ prowess to its zenith and making an indelible impact on the electric boating world.

The 35th Edition of The Lake of The Ozarks Shootout, set against the captivating backdrop of Lake of the Ozarks, serves as the arena for this audacious endeavor. The expansive lake and its breathtaking vistas provide the perfect stage for Vision Marine and Shaun Torrente to rewrite speed and performance records.

This collaborative vision transcends more than a mere pursuit of records; it signifies a paradigm shift in boat racing. By harnessing the limitless potential of electric power and a meticulously designed electrical architecture, this partnership aims to redefine high-speed watercraft and recreational boating, forging a path toward sustainable racing while pushing the boundaries of conventional competition.

Anticipation soars as global enthusiasts await the monumental spectacle that will unfold on the serene waters of Lake of the Ozarks. Esteemed media representatives, industry luminaries, passionate spectators, and even ESPN are poised to witness the convergence of human prowess and state-of-the-art technology, as Vision Marine and Shaun Torrente embark on their journey to surpassing greatness.

Attendees of the LOTO Shootout will have the exciting opportunity to witness the E-Motion™ production ready boats, including the impressive Four Winns H2e E-Motion™ 180 E-equipped model. This consumer-ready bowrider will be on display, allowing participants to experience its cutting-edge features firsthand. Moreover, guests will have the privilege of engaging in conversations with knowledgeable representatives from Four Winns, who will be available to provide insights into their innovative marine offerings. It's worth noting that Four Winns will also have the full support of its trusted Surdyke dealer, further enhancing the experience for attendees.

About Shaun Torrente

Shaun Torrente is a highly accomplished Formula One boat racer with an illustrious career spanning over three decades. With three world championships to his name, he is recognized for his exceptional skill and unwavering dedication to the sport.

About The Lake of the Ozarks Shootout

The Lake of the Ozarks Shootout stands as the United States’ largest unsanctioned charity boat race, celebrated for its exhilarating displays of speed and watercraft prowess. One of the nation’s premier destinations for boating and recreational enjoyment, the event gathers racing enthusiasts, community supporters, and industry aficionados. As a notable fixture on the boating calendar, the Lake of the Ozarks Shootout not only showcases high-octane races, but also champions philanthropic endeavors, reinforcing its role as a thrilling and purposeful gathering. For more information, please visit https://lakeoftheozarksshootout.com/lake-of-the-ozarks-shootout-2023/

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements
Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2022, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

For Immediate Release:

Investor and Company Contact: Bruce Nurse

303-919-2913 or bn@v-mti.com